UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Halo Energy, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 27, 2017

Physical address of issuer
4 Edge Hill Rd., Wellesley, MA 02481

Website of issuer
https://www.halo.energy/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive compensation in the form of the Securities offered equal to 5% of the number of Securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
- [x] Yes
- [ ] No

Oversubscriptions will be allocated:
- [ ] Pro-rata basis
- [x] First-come, first-served basis
- [ ] Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 19, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2017)	Prior fiscal year-end (2016)
Total Assets	$37,307	$0
Cash & Cash Equivalents	$37,307	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$37,214	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 19, 2019

Halo Energy LLC

Up to $1,070,000 of Crowd Notes

Halo Energy, LLC ("Halo Energy", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 19, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by April 19, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by the April 12, 2019 will be permitted to increase their investment at any time on or before the April 19, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the April 12, 2019. If the Company reaches its Closing Amount prior to April 19, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this Offering Memorandum. Except as otherwise set forth in this Offering Memorandum or as required by applicable law, the Company undertakes no obligation to update these statements or to release publicly the results of any revision to the forward-looking statements that the Company may make to reflect events or circumstances after the date of this Offering Memorandum or to reflect the occurrence of unanticipated events.

The Company has certified that all of the below statements are TRUE for the Company in connection with this Offering. The Company:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.halo.energy/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://seedinvest.com/halo.energy

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Halo Energy, LLC (a Delaware limited liability company) was founded in 2017 and is headquartered in Wellesley, Massachusetts.

The Company is located at 4 Edge Hill Rd., Wellesley MA 02481.

The Company's website is https://www.halo.energy/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/halo.energy and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	April 19, 2019
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 13 and 20-21.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Securities offered hereby involves a high degree of risk. Prospective Purchasers should carefully consider the following risk factors, in addition to the other information set forth in this Offering Memorandum and Form C, in connection with an investment in the Securities. The following risk factors are not meant to be an exhaustive list of all of the risks associated with an investment in the Company. Each Prospective Purchaser should consult his/her own professional advisor and should not construe the contents of this Offering Memorandum or other information furnished by the Company as investment, legal or tax advice.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception through December 31, 2017 of approximately $37,214, and has not yet started full operations, which raises substantial doubt about the Company's ability to continue as a going concern. As of January 31, 2019, the Company's cash balance was at $84,413, and although it's monthly cash burn rate could be curtailed based on certain operational decisions of its management team, the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through this Regulation Crowdfunding campaign, and/or additional equity financings, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We will need to raise additional capital and the terms of such securities may be superior to those of the Securities offered in this Offering. Assuming the completion of an Offering equal to the Closing Amount, resulting in gross proceeds to the Company equal to $350,000, we believe that additional funds (whether in the form of equity, debt, collaboration or licensing activities) will be required within nine (9) to twelve (12) months to continue to engage in research and development activities and commercialize our products and execute our business plan. Assuming the completion of the Maximum Amount, resulting in gross proceeds to the Company of approximately $1.07 million, we believe that based on management's good faith estimates and assumptions for future operations, the Company may not require additional funds for at least 18 months or at all, to continue to develop and commercialize our products and execute our business plan. Future capital requirements will depend on many factors, including the success of our anticipated products, the timeliness and market acceptance of our existing products and any new products and the success of raising funds in this Offering. There can be no assurance that additional funds will be available when needed, or, if available, that such funds can be obtained on terms acceptable to us.

Our capital requirements will depend on many factors, including:

- the revenue generated by sales of our products;
- the costs associated with expanding our sales and marketing efforts, including efforts to engage distributors and resellers and/or hire sales representatives;
- the expenses we incur in developing and commercializing our products; and
- general and administrative expenses.

If adequate funds are unavailable, we may be required, among other things, to:

- delay, reduce the scope of or eliminate the development of our products;
- license rights to technologies or products on terms that are less favorable to us than might otherwise be available; and/or
- obtain funds through arrangements that may require us to relinquish rights to technologies or products that we would otherwise seek to develop or commercialize ourselves.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are pre-revenue, have a limited operating history and a history of operating losses regarding our shrouded turbine business, and expect to incur significant additional operating losses. We were formed in 2017, commencing research and development for our wind turbine products and have only a limited operating history concerning our wind turbine business. Therefore, there is limited historical financial information upon which to base an evaluation of our performance and an investment in the Company. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We have generated operating income (losses) of $(37,214) from our business activities for the year ended December 31, 2017. We expect to incur substantial additional operating expenses over the next several years as our research, development, and commercial activities increase. The amount of future losses and when, if ever, we will achieve profitability are uncertain. Our ability to generate revenue and achieve profitability will depend on, among other things, entering into customer relationships with strategic partners, obtaining necessary regulatory approvals, if required, by our strategic partners or us from domestic and international regulatory agencies, successful development, sales and marketing arrangements and raising sufficient funds to finance our activities. We might not succeed at any of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.

As a result of our limited operating capital, for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its equity and the Securities. Because the Company has limited assets and financial resources, such adverse event could put investors' dollars at significant risk.

The Company is in production of the first commercial units of its wind turbine . Sophisticated technology-based products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and prototype testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims.

The Company does not have an official record of meeting minutes. Meeting minutes serve as an official and legal record of the meeting of the members of a limited liability company. Proper governance typically requires that all appointments of members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's operating agreement. Meeting minutes should serve as an evidence of the above. The Company works closely and regularly with its two non-executive members of the Company (Dr. Michael Werle and Dr. Dan Gysling). As such, all decisions are made among all members of the Company and meetings are conducted informally on an *ad hoc* basis.

The Company does not have an employment contract in place with its team members, including Vincent Loccisano, Charlie Karustis, and Oliver Foley. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Management has broad discretion over how the proceeds of this Offering will be used. Our management will have broad discretion and significant flexibility with respect to the use of the net proceeds from this Offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We cannot specify most of the particular uses of the net proceeds we will receive from this Offering. In any case, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from the Offering and we may spend those proceeds in ways with which you disagree. If our management does not apply these funds effectively, our financial condition and results of operations could suffer. See "Use of Proceeds from this Offering" found elsewhere in this Offering Memorandum.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any

sale of its products and/or technology. The sales process involves educating customers about the Company's products and technology, participating in extended products and technology evaluations and making sure the products and technology meet customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. Halo Energy has dozens of competitors in the micro wind turbine sector with nameplate capacities ranging from several hundred watts to over 10 kilowatts. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing services and thus may be better equipped than the Company to develop and commercialize products. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies, such as Xzeres Corp and Bergey Wind Power, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its products and services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Other than Charles Karustis, our Chief Development Officer, the Company has no in-house sales force and depends on a small number of distributors to market and sell its products. The Company anticipates that a large percentage of its future products' sales will be generated through third-party distributors. If these distributors were to cancel or reduce their purchase commitments, the Company's revenue would decline significantly. As a result of this concentration, the Company's future revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of one of its distributors. In the future, any such distributor may alter its purchasing patterns at any time with limited notice, or may decide not to continue to distribute the Company's products at all, which could cause its future revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors, it will continue to be susceptible to risks associated with distributor concentration.

Our level of debt could have a material adverse effect on our financial position and prevent us from fulfilling our business plan. The Company has outstanding convertible promissory notes in an aggregate principal amount of $200,000 that are due and payable before the maturity date of the Securities being offered hereby. Upon the maturity of the notes, if we do not have the funds necessary to repay the principal amount of the notes, plus accrued interest thereon, we may default on the notes. A default on the notes may have an adverse financial effect on the Company and its ability to obtain further financing. In addition, we may be forced to curtail or cease our operations as a result of the debt burden associated with the notes or in the event the Company would default on the notes. While, like the Securities, the notes automatically convert if the Company is able to raise equity financing under certain terms and conditions, there is no guaranty that the Company will be able to successfully raise equity financing with terms that would trigger the conversion of the notes. Given the early stage of the Company's operations, this level of debt could have important consequences to you as an investor in our Securities. For example, it could:

- limit our flexibility in planning for the development and marketing of our products;
- place us at a competitive disadvantage compared to any of our competitors that are less leveraged than we are;
- increase our vulnerability to both general and industry-specific adverse economic conditions; and
- limit our ability to borrow additional funds or to raise additional equity capital.

The addition of more debt to our current debt levels could make it more difficult for us to repay the existing notes and would intensify the leverage-related risks that we now face.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in our services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with members and third parties, and protective contractual provisions. The Company also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite its efforts to protect its proprietary rights,

unauthorized parties may copy aspects of the Company's products or technology, obtain and use information, marks, or technology that the Company regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, the Company's competitive position could be weakened.

Effectively policing the unauthorized use of its products and technology is time-consuming and costly, and the steps taken by the Company may not prevent misappropriation of its technology or other proprietary assets. The efforts the Company has taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its products, use similar marks or domain names, or obtain and use information, marks, or technology that the Company regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect its trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Our business could be materially and adversely impacted by risks inherent in international markets. We intend to sell our products to customers outside the U.S. International sales subject us to inherent risks related to changes in the economic, political, legal and business environments in the foreign countries in which we are able to do business, including the following:

- fluctuations in currency exchange rates;
- regulatory and product approval requirements;
- tariffs and other trade barriers;
- greater difficulty in accounts receivable collection and longer collection periods;
- difficulties and costs of managing foreign distributors;
- reduced protection for intellectual property rights in some countries;
- burdens of complying with a wide variety of foreign laws;
- the impact of recessions in economies outside the U.S.;
- political and economic instability; and
- U.S. export regulatory restrictions.

If we fail to successfully market and sell our products in international markets, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The Company's international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions. Because of its intent to target international markets, the Company will have exposure to currency exchange rate fluctuations, primarily the Canadian dollar, Euro, Indian Rupee and Chinese Yuan, related to buying, manufacturing, selling and financing aspects of Company's business in currencies other than the local currencies of the countries in which the Company operates. At present, the Company has not implemented any measures to reduce the effect of currency exchange rate fluctuations and other risks of future global operations. The Company cannot, therefore, provide assurance that currency exchange rate fluctuations will not otherwise have a material adverse effect on the Company's financial condition or results of operations.

The Company's potential cross-border operations will require it to comply with anti-corruption laws and regulations of the U.S. government and various non-U.S. jurisdictions. In addition to the risks set forth above, future business in multiple countries may require the Company to comply with U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, or the "FCPA." The FCPA prohibits U.S. companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of future business, the Company may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between the Company and any such foreign official could expose the Company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between the Company and a private third-party. Violations of these legal requirements

are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures.

The Company's industry could be subject to increased global regulatory oversight. The energy industry, and in particular, the wind energy industry, could be subject to increased global regulatory oversight. Changing regulatory policies and other actions by governments and third parties in the countries in which the Company may ultimately operate with respect to curtailment of electricity generation, compliance, electricity grid management restrictions, interconnection rules and transmission may all have the effect of limiting the revenues from, and increasing the operating costs of, the Company's product deployments which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's projects may rely on interconnections to transmission lines and other transmission facilities that are owned and operated by third parties. Some deployments of the Company's products may depend upon interconnection to electric transmission lines owned and operated by regulated utilities to deliver the electricity generated by the Company's wind turbines. In some grid-connected applications of the Company's product, generation of electricity may be curtailed without compensation to the Company's customers due to transmission limitations or limitations on the electricity grid's ability to accommodate intermittent electricity generating sources. Such occurrences may reduce the Company's customers' ability to capitalize fully on a particular project's potential, thereby making the Company's products less attractive to its target customers and markets.

Operational problems and natural events may cause electricity generation to fall below expectations. The ability of the Company's products to generate electricity is dependent upon an ability to maintain the working order of its wind turbines in accordance with any future warranty requirements. A natural disaster, severe weather, accident, failure of major equipment, shortage of or inability to acquire critical replacement or spare parts, could damage or require our wind turbines to be shut down and/or cause our turbines to fail to fulfill any warranty obligations that may be in effect. In addition, replacement and spare parts for wind turbines and key pieces of electrical equipment may be difficult or costly to acquire or may be difficult or costly to install in a timely manner at remote customer sites. In addition, climate change may have the long-term effect of changing wind patterns at customer sites. Changing wind patterns could cause changes in expected electricity generation. These events could also degrade equipment or components at accelerated and not anticipated rates requiring unplanned maintenance costs.

We are very dependent on our management and key personnel for our success. Our success will depend, in part, upon our ability to attract and retain additional skilled personnel, which may require substantial additional funds. Competition for employees in our industry is intense. There can be no assurance that we will be able to find and attract additional qualified employees or retain any such personnel. Our inability to hire qualified personnel, the loss of services of our key personnel, or the loss of services of executive officers, such as Vincent Loccisano, our Chief Executive Officer, member of our Board of Managers and founder, and Charles Karustis, our Chief Development officer and long-term industry participant.

All decisions with respect to our management will be made by our Board of Managers and officers. You will have no right or power to take part in our management and will have no effective means of influencing day-to-day actions of our Board of Managers or our officers in the conduct of our affairs. Accordingly, no Securities should be purchased by you unless you are willing to entrust all aspects of our management to our Board of Managers and our officers.

The Company may be obligated to provide royalty payments under an asset purchase agreement with Ogin, Inc. Pursuant to the transaction with Ogin, Inc., the Company purchased certain assets consisted of a mix of historical testing data and test equipment. In addition the a payment of $40,000 at closing, the Company is obligated to pay an ongoing fee (payable by quarterly, starting on March 31, 2018 and reconciled annually no later than the last day of December of each year thereafter) in the amount equal to 2% of any revenues generated from any of the Company's products/projects that utilize any of Ogin, Inc.'s intellectual property rights and interests in the purchased wind-turbine assets. The royalty payments are capped at an aggregate of $500,000.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933

Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note in this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 59.42% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Halo Energy's patent pending, shrouded turbine design reduces the blade tip losses that plague conventional, open-bladed turbines. Our unique design allows the Halo Energy wind turbine to produce what we believe to be over two times the energy generated as compared to its open-bladed counterpart using the same blade length. This size and performance advantage over existing small-scale wind turbines allows the Company's turbine to be installed on existing structures, such as commercial rooftops and telecom towers, avoiding the need for a separate tower and foundation which often make up a majority of the expense of installing a conventional small-wind turbine.

The Company was founded in 2017 and is headquartered in Wellesley, Massachusetts.

Business Plan

The world is increasingly transitioning to greener energy sources to reduce greenhouse gas emissions while generating power at the point of use. With patent pending shrouded technology, Halo Energy's mission is to accelerate the adoption of on-site wind generation through its micro wind turbines.

Based on our research, until now, wind energy generation has been economically viable only at large scale – for example, dozens of 300-foot-plus tall turbines covering thousands of acres. Micro wind systems (those that generate less than 10 kilowatts of power per hour) have struggled as an economically-viable energy solution because conventional, open-bladed micro wind turbines can be inefficient when compared to large-scale, conventional wind turbines. We believe the problem is that wind turbines experience higher amounts of energy losses at the blade tips as the blades decrease in length. Thus, the shorter the blades, the more inefficient open bladed turbines can become. We believe this is why turbine manufacturers such as GE and Vestas continue to design taller turbines with longer blades, to achieve greater economies of scale.

Halo Energy's six-kilowatt micro wind turbine has been built expressly to solve the energy needs of telecommunications, commercial, and industrial customers worldwide. Further, Halo Energy's wind turbine can also complement solar installations by generating electricity in the evening when the solar resource is not available.

The Company's Products and/or Services

Halo Energy's patent-pending, shrouded wind turbine design aims to maximizes power output by increasing the pass-through air flow rate of wind through the turbine's blades. Derived from jet engine technology, Halo Energy's design utilizes two closely coupled, convex shrouds that encircle the blades. These overlapping shrouds enable air to flow through both the rotor-swept area and the annulus (the narrow open ring created between the two shrouds). As the air flow fully passes the shroud area, this jet flow then mixes with air that has passed through the rotor-swept area. We believe it is this mixing of these two air streams that results in lower air pressure and increased wind speed. The Halo Energy turbine, in effect, acts as a passive pump. As an example, wind approaching the turbine at 5 meters per second can speed up to approximately 10 meters per second as it passes through the rotor-sweep area. Halo Energy's six-kilowatt pre-commercial turbine is estimated to generate two times as much energy as a similar-sized conventional, open-bladed wind turbine*

Like solar, the Halo Energy wind turbine can be used in a broad range of on-site generation applications. Its compact size makes it uniquely suited for installation on existing and future telecommunications towers, offshore oil and gas platforms, commercial rooftops, and within industrial and business parks. Many of Halo Energy's prospective customers currently utilize solar energy to lower their electricity bills, but find that they still cannot generate enough onsite solar energy to fulfill their entire energy demand. We believe wind energy generation is a perfect complement to solar. The combination of Halo Energy's wind turbine with solar panels can allow for more uniform energy generation (e.g. solar during the day, wind at night), increased battery life, and the lowering of overall operations costs.

**These statements represent the Company's research on a competitor's conventional product based on third-party reports and assumes the same wind speed (above 3m/s). Additional assumptions may have been applied.*

Competition

Halo Energy has dozens of competitors in the micro wind turbine sector with nameplate capacities ranging from several hundred watts to over 10 kilowatts. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing services and thus may be better equipped than the Company to develop and commercialize products. Smaller or early stage companies, such as Xzeres Corp and Bergey Wind Power, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. However, Halo Energy is unaware of another, similar shrouded wind turbine that is available for purchase. Our belief is that the shrouded design of the Halo Energy wind turbine is the differentiator between our turbine and our conventional, open-bladed competitors.

Customer Base
Halo Energy's initial target market is the telecommunications industry, specifically those telecommunications towers that either are isolated from or have weak connections with an electrical grid and use expensive diesel fuel. Due to be released in Q2 2019, Halo Energy has already placed orders for one of its initial 10 commercial units - to be installed on an existing telecommunications tower in Alaska. The Company also received commitments of five turbines to be installed at a cannabis production and processing facility in California. Several other companies in the telecommunications, commercial, and industrial sectors in Canada, Australia, Pakistan, South Africa, and Myanmar also have already expressed interest in pursuing proof-of-concept projects using Halo Energy's micro wind turbine.

Intellectual Property
The Company has filed the is following patent applications:

Application or Registration #	Patent Type	Title	Receipt Date	Country/Organization	Status
62645877	Provisional	COANDA-EJECTOR FLUID TURBINE WITH HIGH THRUST-COEFFICIENT ROTOR DESIGN	March 21, 2018	U.S.	Pending
62645882	Provisional	DYNAMIC AMPLIFICATION CONTROL OF DUCTED TURBINE	March 21, 2018	U.S.	Pending
62645895	Provisional	MICRO ELEMENT FLOW CONTROL	March 21, 2018	U.S.	Pending
62645913	Provisional	Wind Park Wake Mixing	March 21, 2018	U.S.	Pending
62645921	Provisional	ANNULAR AIRFOIL FLUID TURBINE WITH STALL STRIPS FOR SUCTION PEAK MITIGATION	March 21, 2018	U.S.	Pending
62645926	Provisional	PASSIVE-PITCHING ROTOR BLADE AIRFOILS FOR USE IN A SHROUDED FLUID TURBINE	March 21, 2018	U.S.	Pending
62645856	Provisional	OPTIMIZED SHROUDED FLUID TURBINE BLADE DESIGN METHODS, SYSTEM AND APAPRATUS	March 21, 2018	U.S.	Pending
62645856	Provisional	FLUID TURBINE SHROUD DESIGN METHOD	March 21, 2018	U.S.	Pending

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($350,000)	% if Maximum Amount Raised ($1,070,000)
Certification	20%	20%	5%
Contract Engineering	20%	20%	10%
Pre-Commercial Unit Deployments	30%	30%	20%
Tooling	10%	10%	20%
Business Development	20%	20%	20%
Salaries	0%	0%	25%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The managers (similar position in a limited liability company as directors in a corporation) and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Vincent Loccisano	Chief Executive Officer and Manager	Chief Executive Officer and Co-Founder, Halo Energy, LLC (June 2017 – Present). Setting and developing corporate strategy, communicating with investors and public, securing talent, leading company vision, maintaining company culture, risk assessment, making major corporate decisions, managing the overall operations and resources of Halo Energy. Formerly, Chief Patent Counsel Ogin, Inc.
Charlie Karustis	Chief Development Officer	Chief Development Officer, Halo Energy, LLC (July 2018 – Present). Has broad responsibility for all business activity, revenue generation and branding support for company, primarily including the solicitation, negotiation, and contracting of direct sales and industry partnerships with third party companies.

		Formerly, Senior Director, Business Development at Ogin, Inc. and owner of Yavi Energy, LLC
Oliver Foley	Chief Financial Officer and Manager	Chief Financial Officer and Co-Founder, Halo Energy LLC (June 2017 – Present). Responsible for financial analysis and projections and budget planning. Collaborates with CEO on all strategy and corporate development activities. Formerly, Director of Finance, Ogin, Inc.
Werle Family LLC (Dr. Michael Werle)	Board member/ Member of the LLC	Formerly Founder and Senior Technical Advisor of Ogin, Inc.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees, all of which are in Massachusetts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	146,533	Each Common Unit provides the holder with one vote in all matters before the members of the company.	Common Unit holders will vote on matters related to the conversion of the Crowd Note.	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Collateral or security	Maturity date	Other material terms
Convertible Note	Charles Karustis	$100,000	8% due at maturity	Annually	None	November 6, 2019	n/a
Convertible Note	George Karustis	$100,000	8% due at maturity	Annually	None	January 5, 2020	n/a

Ownership
The Company's membership interests are held by five members, two of which, Vincent Loccisano and Oliver Foley, the Company's founder and Chief Executive Officer and its Chief Financial Officer, hold a such membership interests.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Vincent Loccisano	66,667 Common Interest Units	45.5%
Oliver Foley	33,333 Common Interest Units	22.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Halo Energy, LLC (a Delaware limited liability company) produces small-scale shrouded wind turbines.

The Company was founded in 2017 and is headquartered in Wellesley, Massachusetts.

The Company has incurred losses from inception through December 31, 2017 of approximately $37,214, and has not yet started full operations, which raises substantial doubt about the Company's ability to continue as a going concern. As of January 31, 2019, the Company's cash balance was at $84,413, and although it's monthly cash burn rate could be curtailed based on certain operational decisions of its management team, the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through this Regulation Crowdfunding campaign, and/or additional equity financings, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

On August 28, 2018, the Company entered into a Statement of Work & Master Services Agreement with Shenzhen Valley Ventures for product development. Total compensation is $150,000 in cash and $23,000 in equity.

Liquidity and Capital Resources
During 2018, the Company received $200,000 in equity funding from angel investors. However, the proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $84,413 in cash on hand as of January 31, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

The Company's financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Capital Expenditures and Other Obligations
On November 6, 2018, the Company entered into a convertible promissory note with Charles Karustis in the principal amount of $100,000 with an interest rate of 8% per annum, which matures on November 6, 2019. The note automatically converts upon a qualified equity financing of $1,500,000 or greater. On January 5, 2019, the Company entered into a convertible promissory note with George Karustis in the principal amount of $100,000 with an interest rate of 8% per annum, which matures on January 5, 2020. The note automatically converts upon a qualified equity financing of $1,500,000 or greater.

Other than as set forth above under "Use of Proceeds", the Company does not intend to make any material capital expenditures in the next nine to twelve months.

Trends and Uncertainties

After reviewing the above discussion of the Company's liquidity, capital expenditures and intended operations, potential Purchasers should consider whether the Company's intended operations and related estimated time frames are realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in funding and intended operations and whether the Company will need additional financing to accomplish its business plan.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	November 6, 2018	Section 4(2)	Convertible Note	$100,000	Product and Market Development
Convertible Note	January 5, 2019	Section 4(2)	Convertible Note	$100,000	Product and Market Development

Equity – Common Units	September 19, 2017	Section 4(2)	Equity – Common Units	33,334 units	Product and Market Development
Equity - Profits Interest Units	November 6, 2018	Rule 701	Equity - Profits Interest	13,200 units	Incentive Compensation

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes.

Voting Rights
Yes.

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred units.

Rights and Preferences
None.

Preferred Units
None.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

On November 6, 2018, the Company entered into a convertible promissory note with Charles Karustis, its Chief Development Officer, in the principal amount of $100,000 with an interest rate of 8% per annum, which matures on November 6, 2019. The note automatically converts upon a qualified equity financing of $1,500,000 or greater. On January 5, 2019, the Company entered into a convertible promissory note with George Karustis, the father or Charles Karustis, in the principal amount of $100,000 with an interest rate of 8% per annum, which matures on January 5, 2020. The note automatically converts upon a qualified equity financing of $1,500,000 or greater.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C

filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a “liquidation event” occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Vincent Loccisano
(Signature)

Vincent Loccisano
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vincent Loccisano
(Signature)

Vincent Loccisano
(Name)

CEO
(Title)

February 19, 2019
(Date)

/s/ Oliver Foley
(Signature)

Oliver Foley
(Name)

CFO
(Title)

February 19, 2019
(Date)

/s/ Michael Werle
(Signature)

Michael Werle
(Name)

Board Member

(Title)

February 19, 2019

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Halo Energy, LLC

A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period of June 27, 2017 (inception) to December 31, 2017

TABLE OF CONTENTS

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of
Halo Energy, LLC
Somerville, MA

We have reviewed the accompanying financial statements of Halo Energy, LLC ("the Company"), which comprise the balance sheet as of December 31, 2017 and the related statements of operations & changes in members' equity and cash flows for the period of June 27, 2017 (inception) to December 31, 2017 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, the Company relies on outside sources to fund operations, and has incurred losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

January 21, 2019

Halo Energy, LLC
Balance Sheet
December 31, 2017
(unaudited)

Assets	December 31, 2017
Current Assets	
Cash	$ 37,307
Total Current Assets	37,307
Property, Plant and Equipment, net	45,479
Other Assets	15,000
Total Other Assets	15,000
Total Assets	$ 97,786
Liabilities	
Current liabilities	
Accounts Payable	-
Total Current Liabilities	-
Total Liabilities	-
Commitments & Contingencies	-
Members' Equity	
Member Contributions	$ 135,000
Accumulated Deficit	(37,214)
Total Members' Equity	97,786
Total Liabilities and Stockholders' Equity	$ 97,786

See accompanying independent accountants' review report and notes to the financial statements.

Halo Energy, LLC

Statement of Operations & Changes in Members' Equity

For the period of June 27, 2017 (inception) to December 31, 2017

(unaudited)

	For the period of June 27, 2017 (inception) to December 31, 2017
Revenue	$ -
Cost of goods sold	-
Gross income	-
Operating expenses	
General & Administrative Expense	4,840
Supplies & Materials	32,374
Total Operating Expenses	37,214
Net Income (Loss)	$ (37,214)

See accompanying independent accountants' review report and notes to the financial statements.

Halo Energy, LLC

Statement of Cash Flows

For the period of June 27, 2017 (inception) to December 31, 2017

(unaudited)

		For the period of June 27, 2017 (inception) to December 31, 2017
Cash flows from operating activities		
Net Income (Loss)	$	(37,214)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation		1,021
Change in assets and liabilities		
Accounts Payable		-
Net cash used in operating activities		(36,193)
Cash flows from investing activities:		
Purchase of intangible assets		(15,000)
Purchase of equipment		(26,500)
Net cash used in investing activities		(41,500)
Cash flows from financing activities:		
Member contributions		115,000
Net cash provided by financing activities		115,000
Net increase in cash		37,307
Cash at beginning of period		-
Cash at end of period	$	37,307
Noncash investing & financing activities disclosure:		
Equipment contributed by co-founder	$	20,000
Supplemental Cash Flow Disclosure:		
Income Taxes paid	$	-
Interest Paid	$	-

See accompanying independent accountants' review report and notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Halo Energy, LLC (a Delaware Limited Liability Company) produces small-scale shrouded wind turbines that we believe are the most efficient wind turbines in the industry. Halo's proprietary shroud technology enables the Halo turbine to generate more than two times the power output of a conventional wind turbine of the same size, or, the same output of a conventional wind turbine but at half the size. This size and performance advantage over existing small-scale wind turbines allows the Halo turbine to be installed on existing structures such as commercial rooftops and telecom towers, avoiding the need for a separate tower and foundation which often make up a majority of the expense of installing a conventional small wind turbine.

The Company was founded in 2017 and is headquartered in Somerville, Massachusetts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and Marketing Costs

The Company's advertising and marketing costs are expensed as incurred. The Company recognized $1,040 in advertising and marketing costs for the period ended December 31, 2017.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the California state jurisdictions, as applicable. The Company's tax returns since inception are open to examination

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts,

insured up to $250,000 by FDIC. The Company had $37,307 in cash as of December 31, 2017.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT, AND EQUIPMENT

Property and equipment are stated at cost and consist of equipment at December 31, 2017. Total depreciation expense recorded for the period ended December 31, 2017 was $1,021.

NOTE 3 – MEMBERS' EQUITY

During the period ended December 31, 2017, there was $135,000 in capital contributions made. Of that amount, $20,000 was in the form of contributed equipment and the remaining was in cash.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $37,214, and has not yet started full operations, which, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 21, 2019, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure other than as listed below.

During 2018, the Company received the remaining $200,000 in funding from angel investors.

On August 28, 2018, the Company entered into a Statement of Work & Master Services Agreement with Shenzhen Valley Ventures for product development. Total compensation is $150,000 in cash and $23,000 in equity.

On November 6, 2018, the Company entered into a convertible promissory note with Charles Karustis for $100,000 with an interest rate of 8% per annum, which matures November 6, 2019. The note automatically converts upon a qualified equity financing of $1,500,000 or greater.

EXHIBIT C

PDF of SI Website


halo
ENERGY
February 2019

halo
ENERGY
DISCLAIMER: This presentation contains offering materials prepared solely by Halo Energy without the assistance of SI
and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information
to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's
current views with respect to future events based on information currently available and are subject to risks and uncertainties
could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these
forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results,
of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity
assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any
statements to conform them to actual results.

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Low-cost, high-efficiency micro wind turbines for widespread wind generation

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Halo Energy is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Halo Energy without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Eight (8) provisional patent applications filed for the advanced shroud technology (CEO named as the inventor and is drafting an assignment agreement between himself and Halo Energy)
- Executed Contract with Shenzhen Valley Ventures (SVV), a full-service engineering, design-for-manufacturing (DFM) and contract manufacturing consortium
- First purchase order received from DRS Global Enterprise Solutions (a wholly-owned subsidiary of Leonardo DRS)
- CEO has 17 years of experience in business and patent law

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

The world is increasingly transitioning to greener energy sources to reduce greenhouse gas emissions while generating power at the point of use. Halo Energy's mission is to accelerate the adoption of on-site wind generation through its micro wind turbines.

Halo Energy aims to use its patent-pending shroud technology to build one of the world's most efficient, small-scale wind turbines.

Small wind struggles as a viable energy category because most small-scale wind turbines are inefficient compared to conventional energy sources or even larger wind turbines.

We want to change that narrative.

Based on our research, because of higher tip losses relative to rotor size, conventional open-bladed wind turbines become increasingly inefficient the smaller they get. Not so with Halo's shrouded wind turbines. Ours are designed to maintain constant efficiency across rotor diameters enabling them to achieve a power coefficient (Cp) that can outperform conventional comparably-sized turbines.

Halo's 6kW wind turbine can be used in a broad range of on-site generation applications. But we believe its compact size and high electrical output make it uniquely suited for installation on telecommunications towers, offshore oil & gas platforms, and mobile power facilities that typically rely heavily on diesel generators as their primary or backup power source. Within these applications, our turbine can be mounted to existing structures eliminating the need for expensive stand-alone towers and foundations. We believe these highly concentrated markets will allow Halo to deploy a single solution that can be applied across an organization's entire portfolio.

By deploying the Halo turbine to offset the consumption of diesel fuel, facility owners lower their OPEX by reducing the cost of electricity and the many logistical challenges of diesel transport and refueling.

Product & Service

Patent-Pending Technology

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Halo Energy's patent-pending, shrouded wind turbine design maximizes power output by significantly increasing the pass-through air flow rate. Derived from jet engine technology, Halo Energy's proprietary design utilizes two closely coupled, convex shrouds that encircle the blades. These overlapping shrouds enable air to flow through both the rotor-swept area and the annulus (the narrow open ring created between the two shrouds). As the air flow fully passes the shroud area, this jet flow then mixes with air that has passed through the rotor-swept area. It is this mixing of these two air streams that results in lower air pressure and increased wind speed. The Halo Energy turbine, in effect, acts as a passive pump. As an example, wind approaching the turbine at 10 mph will speed up to approximately 25 mph as it passes through the rotor-sweep area. Halo Energy's six-kilowatt pre-commercial turbine is estimated to generate two times as much energy as a similar-sized conventional, open-bladed wind turbine*.

Wide-Ranging Applications, Like Solar

Why has commercial and residential solar experienced so much success over the past 15 years? It's straightforward - the ability to generate energy where electricity is being used (businesses, homes) is much more efficient and economical than transporting energy hundreds of miles along transmission lines that are expensive to build, difficult to maintain, and plagued by energy losses.

Harnessing wind energy for commercial, industrial, and residential uses represents a massive global market that has gone relatively unrealized due to the inefficiencies and large sizes of conventional wind turbines. Halo Energy plans to change that narrative.

Like solar, the Halo Energy wind turbine can be used in a broad range of on-site generation applications. Its compact size makes it uniquely suited for installation on existing and future telecommunications towers, offshore oil and gas platforms, commercial rooftops, and within industrial and business parks. Many of Halo Energy's prospective customers currently utilize solar energy to lower their electricity bills, but find that they still cannot generate enough onsite solar energy to fulfill their entire energy demand. We believe onsite wind energy generation can be a perfect complement to solar. The combination of Halo Energy's wind turbine with solar panels will allow for more uniform energy generation (e.g. solar during the day, wind at night), increased battery life, and the lowering of overall operations costs.

Initial Target Market

Halo Energy's initial target market is the telecommunications industry, where a few major players control the majority of the global telecom tower market. Specifically, Halo is focused on those telecommunications towers that either are isolated from or have weak connections with an electrical grid and use expensive diesel fuel to generate electricity.

**This statement represents the Company's research on a competitor's conventional product based on third-party reports and assumes the same wind speed (above 3m/s). Additional assumptions may have been applied.*

Gallery





Pre-commercial unit during testing.

Media Mentions

PROFILE MENU

Team Story

Led by Vin Loccisano, Charlie Karustis, and Oliver Foley, Halo Energy was formed by a small team that identified an opportunity to apply advanced aerodynamic principles to build one of the world's most efficient, small-scale wind turbines.

The team recognized that small wind historically struggled as a viable energy category because most small-scale wind turbines are inefficient compared to conventional energy sources or even larger wind turbines. With this challenge and our decades of experience, we want to change that narrative.

With backgrounds spanning engineering, finance, intellectual property, manufacturing, and business development, we have built a wind turbine design system that balances unmatched performance with ease of manufacturing. Early on we identified existing market pain points in the distributed energy sector and have intentionally built our solution to address the existing (and future) needs of our clients.

Like our product, Halo's team is built on decades of prior experience and aims to offer industry-best performance.

Founders and Officers



Vin Loccisano
CEO

Vin Loccisano is a co-founder and CEO of Halo Energy where he directs the company's engineering, product development, and manufacturing activities.

Prior to founding Halo Energy, Vin held a variety of executive and legal roles at Schlumberger. He was an early employee at Ogin Inc. and served as Ogin's Chief IP Counsel. He was also the founder of Simulation Design and Engineering Corp., a firm that specialized in rapid prototyping and project deployment in the anti-terrorist protection and threat assessment field in Africa, Russia, East Asia and the Middle East.

Vin holds a BS in Mechanical Engineering from Lehigh University ('97), a Juris Doctorate from Suffolk University ('01) and a sponsored executive MBA from the Rotterdam School of Management, Erasmus University ('09).

*The Company does not currently have employment contracts with its employees.



Charlie Karustis
CHIEF DEVELOPMENT OFFICER

Charlie Karustis is the Chief Development Officer at Halo Energy and is charged with identifying distributed energy markets globally and procuring micro wind turbine customers. Mr. Karustis has more than 25 years of professional experience providing environmental consultancy services and developing wind energy generation projects throughout the US. He is experienced in market research, fatal flaws analyses / due diligence, land leasing, environmental and engineering studies management, local, state, and federal permitting, turbine micrositing, and power contract procurement. He is a highly motivated, self-starter that has been working in various entrepreneurial capacities in wind energy for the last 7 years.

In 2015, he conducted due diligence and purchased an operating 4.2 MW wind farm in Palm Springs, California and procured a new power purchase agreement with Southern California Edison. His was the first wind farm to successfully procure a ReMAT contract (feed-in-tariff) in the State of California. He was able to improve the performance of the wind farm and sold the wind farm in 2018 for a multiple of 6 times what he had invested.

*The Company does not currently have employment contracts with its employees.



Oliver Foley
CFO

Oliver Foley is a co-founder of Halo Energy and is responsible for the company's financial and commercial operations. Prior to founding Halo, Oliver was Director of Finance at Ogin, Inc., where his responsibilities included financial planning, fundraising, M&A, and business development. He also managed the operation of Ogin's portfolio of wind farms with a generating capacity totaling 90MW.

Oliver received an MBA with distinction from The Tuck School of Business at Dartmouth College and a B.A. from Davidson College.

*The Company does not currently have employment contracts with its employees. Oliver is working part-time as he is also currently employed by a digital sales company.

Notable Advisors & Investors



Mike Werle
Advisor, Technical Advisor and Board Memeber



John Kawola
Advisor, Advisor

 

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Q&A with the Founder

Q: Please detail the current stage of your product/platform development.

Halo Energy: Halo Energy commissioned a full-scale prototype in January 2018 which it has used to validate performance and confirm the production cost model. Based on that proof-of-concept, Halo has partnered with a third-party engineering firm to accelerate the design-for-manufacturing process, which will culminate in ten initial commercial units for deployment with select pilot customers in March 2019.

Q: Please describe your target customer/user profile.

Halo Energy: Halo's target customers will be large enterprises that own and operate portfolios of telecom towers. These portfolios can range from several hundred towers to tens of thousands of towers and are frequently concentrated in a particular region. This target customer profile is very attractive because it will enable Halo to pursue a direct sales model without having to build out a large sales team. Instead of having many low-volume customers with high acquisition costs, Halo aims to achieve a profitable scale by developing strategic relationships with several telecom-tower owners with large portfolios of off-grid towers.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Halo Energy: Halo's closest competitors are existing manufacturers of conventional small-scale wind turbines. They include Bergey Wind Power (USA), Xzeres Corp. (USA), Zephyr Corp. (Japan), Kingspan Wind (Ireland), and Ghrepower (China). These turbine manufacturers offer a range of small-scale wind turbines from <1kW up to 20kW intended for on-site wind-energy generation. The Halo product is differentiated by its shrouded design which achieves high power density, allowing it to produce a greater power output in a small size. As such, the Halo turbine offers a low cost of electricity.

Q: Please detail the key components of your OpEx and any significant monthly spikes or declines.

Halo Energy:

Halo currently has minimal fixed costs or overhead because the team has foregone salaries to date. Upon a successful fund raise, the current team members anticipate drawing a minimal salary to cover health care expenses. The balance of the funds will be used for certain contract engineering work streams, the future deployment of up to 10 pilot turbines at customer sites and business development and pipeline-related actions in advance of scaled commercial deployments.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Halo Energy:

As applied to the telecom space, Halo must comply with the TIA-222 standard for telecom towers and those items that mount to such towers. This standard is universally applied across the industry and is well understood. Halo has integrated this standard into our turbine design from the beginning. Additionally, for applications where the Halo turbine is connected directly to the electrical grid UL, CE compliance is required. Halo will work with engineering and manufacturing partners that are capable of certifying the finished turbine assembly to UL and CE standards as part of their scope of work.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Halo Energy has set an overall target minimum of US $350,000 for the round, Halo Energy must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Halo Energy's Form C.
Regulation CF cap:	While Halo Energy is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

PROFILE MENU

If Minimum Amount Is Raised


Certification
Contract Engineering
Pre-Commercial Unit Deployments
Tooling
Business Development

If Maximum Amount Is Raised


Certification
Contract Engineering
Pre-commercial Unit Deployments
Tooling and Fixtures for Volume Manufacturing
Business Development
Salaries

Investor Perks

Over $25,000 investment: Dinner in Boston with Halo Team (including CEO, CDO & advisors)

Over $50,000 investment: Site visit Coachillin Canna-Business Park in CA to see five (5) of Halo Energy's first commercial turbines

Over $100,000 investment: Invitation to to all board meetings as a non-voting participant

Over $250,000 investment: Three (3) Halo turbines delivered to site of choice

Over $500,000 investment: One-week, expenses-paid visit to Shenzhen, China to visit Halo's manufacturing facility

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $100,000
Closed Date	Oct 1, 2018
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Pre-Seed

Round Size	US $100,000
Closed Date	Nov 1, 2019
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Financial Discussion

Operations

Halo Energy, LLC (a Delaware limited liability company) produces small-scale shrouded wind turbines.

The Company was founded in 2017 and is headquartered in Wellesley, Massachusetts.

The Company has incurred losses from inception through December 31, 2017, of approximately $37,214, and has not yet started full operations, which raises substantial doubt about the Company's ability to continue as a going concern. As of January 31, 2019, the Company's cash balance was at $84,413, and although it's monthly cash burn rate could be curtailed based on certain operational decisions of its management team, the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through this Regulation Crowdfunding campaign, and/or additional equity financings, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

On August 28, 2018, the Company entered into a Statement of Work & Master Services Agreement with Shenzhen Valley Ventures for product development. Total compensation is $150,000 in cash and $23,000 in equity.

Liquidity and Capital Resources

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

During 2018, the Company received $200,000 in equity funding from angel investors. However, the proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under “Use of Proceeds”, which is an indispensable element of our business strategy. As of January 31, 2019, the Company’s cash balance was at $84,413, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

The Company’s financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are uploaded to the Data Room.

Capital Expenditures and Other Obligations

On November 6, 2018, the Company entered into a convertible promissory note with Charles Karustis in the principal amount of $100,000 with an interest rate of 8% per annum, which matures on November 6, 2019. The note automatically converts upon a qualified equity financing of $1,500,000 or greater. On January 5, 2019, the Company entered into a convertible promissory note with George Karustis in the principal amount of $100,000 with an interest rate of 8% per annum, which matures on January 5, 2020. The note automatically converts upon a qualified equity financing of $1,500,000 or greater.

Other than as set forth above under “Use of Proceeds”, the Company does not intend to make any material capital expenditures in the next nine to twelve months.

Trends and Uncertainties

After reviewing the above discussion of the Company’s liquidity, capital expenditures and intended operations, potential Purchasers should consider whether the Company’s intended operations and related estimated time frames are realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in funding and intended operations and whether the Company will need additional financing to accomplish its business plan.

Market Landscape


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Halo’s beachhead market is the world’s 1.2M off-grid telecom towers that presently rely on expensive diesel generation (one of the largest operating expenses for off-grid towers) as their primary source of electricity. These off-grid telecom towers spend 20B annually on diesel and emit 45M tons of CO_2. This represents our initial target market.

At present, we believe existing solutions in the market have failed to adequately address the high-cost power problem faced by off-grid tower operators. Solar deployments require a significant amount of land, are subject to theft, and require constant cleaning and maintenance. Plus, conventional wind turbines that generate meaningful power are too large to be installed directly on telecom towers.

In contrast, the Halo 6kW turbine has been specifically designed for the needs of telecom owners. It leverages the unused space on the telecom tower by mounting directly to the tower where it can generate up to 100% of the tower’s electrical load. Further, with its location 100+ feet above the ground, theft and vandalism concerns are also addressed.

We believe Halo’s target addressable market is comprised of 200,000 of the world’s 1.2M off-grid telecom towers and represents a $2.8B revenue opportunity. Of these 200,000 towers that are suitable for the Halo turbine, Halo has identified 14,000 towers (a $200M revenue opportunity) in high-wind locations where the Halo solution can offer customers payback periods less than one year.

Risks and Disclosures

Risks Related to the Company’s Business and Industry

The reviewing CPA has included a “going concern” note in the reviewed financials. The Company has incurred losses from inception through December 31, 2017 of approximately $37,214, and has not yet started full operations, which raises substantial doubt about the Company’s ability to continue as a going concern. Although the Company’s monthly cash burn rate could be curtailed based on certain operational decisions of its management team, the ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt, through this Regulation Crowdfunding campaign, and/or additional equity financings, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company’s planned development which would be detrimental to the Company’s business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We will need to raise additional capital and the terms of such securities may be superior to those of the Securities offered in this Offering. Assuming the completion of an Offering equal to the Closing Amount, resulting in gross proceeds to the Company equal to $350,000, we believe that additional funds (whether in the form of equity, debt, collaboration or licensing activities) will be required within nine (9) to twelve (12) months to continue to engage in research and development activities and commercialize our products and execute our business plan. Assuming the completion of the Maximum Amount, resulting in gross proceeds to the Company of approximately $1.07 million, we believe that based on management’s good faith estimates and assumptions for future operations, the Company may not require additional funds for at least 18 months or at all, to continue to develop and commercialize our products and execute our business plan. Future capital requirements will depend on many factors, including the success of our anticipated products, the timeliness and market acceptance of our existing products and any new products and the success of raising funds in this Offering. There can be no assurance that additional funds will be available when needed, or, if available, that such funds can be obtained on terms acceptable to us.

Our capital requirements will depend on many factors, including:

- the revenue generated by sales of our products;
- the costs associated with expanding our sales and marketing efforts, including efforts to engage distributors and resellers and/or hire sales representatives;
- the expenses we incur in developing and commercializing our products; and
- general and administrative expenses.

If adequate funds are unavailable, we may be required, among other things, to:

- delay, reduce the scope of or eliminate the development of our products;
- license rights to technologies or products on terms that are less favorable to us than might otherwise be available; and/or
- obtain funds through arrangements that may require us to relinquish rights to technologies or products that we would otherwise seek to develop or commercialize ourselves.

PROFILE MENU

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company’s capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are pre-revenue, have a limited operating history and a history of operating losses regarding our shrouded turbine business, and expect to incur significant additional operating losses. We were formed in 2017, commencing research and development for our wind turbine products and have only a limited operating history concerning our wind turbine business. Therefore, there is limited historical financial information upon which to base an evaluation of our performance and an investment in the Company. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We have generated operating income (losses) of $(37,214) from our business activities for the year ended December 31, 2017. We expect to incur substantial additional operating expenses over the next several years as our research, development, and commercial activities increase. The amount of future losses and when, if ever, we will achieve profitability are uncertain. Our ability to generate revenue and achieve profitability will depend on, among other things, entering into customer relationships with strategic partners, obtaining necessary regulatory approvals, if required, by our strategic partners or us from domestic and international regulatory agencies, successful development, sales and marketing arrangements and raising sufficient funds to finance our activities. We might not succeed at any of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.

As a result of our limited operating capital, for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its equity and the Securities. Because the Company has limited assets and financial resources, such adverse event could put investors' dollars at significant risk.

The Company is in production of the first commercial units of its wind turbine. Sophisticated technology-based products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing and prototype testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm and costs associated with defending or settling claims.

The Company does not have an official record of meeting minutes. Meeting minutes serve as an official and legal record of the meeting of the members of a limited liability company. Proper governance typically requires that all appointments of members, approval of capital raising and approval of major decisions were done in accordance with state law and the company's operating agreement. Meeting minutes should serve as an evidence of the above. The Company works closely and regularly with its two non-executive members of the Company (Dr. Michael Werle and Dr. Dan Gysling). As such, all decisions are made among all members of the Company and meetings are conducted informally on an ad hoc basis.

The Company does not have an employment contract in place with its team members, including Vincent Loccisano, Charlie Karustis, and Oliver Foley. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if the team members were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Management has broad discretion over how the proceeds of this Offering will be used. Our management will have broad discretion and significant flexibility with respect to the use of the net proceeds from this Offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We cannot specify most of the particular uses of the net proceeds we will receive from this Offering. In any case, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from the Offering and we may spend those proceeds in ways with which you disagree. If our management does not apply these funds effectively, our financial condition and results of operations could suffer. See "Use of Proceeds from this Offering" found elsewhere in this Offering Memorandum.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products and/or technology. The sales process involves educating customers about the Company's products and technology, participating in extended products and technology evaluations and making sure the products and technology meet customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. Halo Energy has dozens of competitors in the micro wind turbine sector with nameplate capacities ranging from several hundred watts to over 10 kilowatts. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing services and thus may be better equipped than the Company to develop and commercialize products. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies, such as Xzeres Corp and Bergey Wind Power, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its products and services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Other than Charles Karustis, our Chief Development Officer, the Company has no in-house sales force and depends on a small number of distributors to market and sell its products. The Company anticipates that a large percentage of its future products' sales will be generated through third-party distributors. If these distributors were to cancel or reduce their purchase commitments, the Company's revenue would decline significantly. As a result of this concentration, the Company's future revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of one of its distributors. In the future, any such distributor may alter its purchasing patterns at any time with limited notice, or may decide not to continue to distribute the Company's products at all, which could cause its future revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors, it will continue to be susceptible to risks associated with distributor concentration.

Our level of debt could have a material adverse effect on our financial position and prevent us from fulfilling our business plan. The Company has outstanding convertible promissory notes in an aggregate principal amount of $200,000 that are due and payable before the maturity date of the Securities being offered hereby. Upon the maturity of the notes, if we do not have the funds necessary to repay the principal amount of the notes, plus accrued interest thereon, we may default on the notes. A default on the notes may have an adverse financial effect on the Company and its ability to obtain further financing. In addition, we may be forced to curtail or cease our operations as a result of the debt burden associated with the notes or in the event the Company would default on the notes. While, like the Securities, the notes automatically convert if the Company is able to raise equity financing under certain terms and conditions, there is no guaranty that the Company will be able to successfully raise equity financing with terms that would trigger the conversion of the notes. Given the early stage of the Company's operations, this level of debt could have important consequences to you as an investor in our Securities. For example, it could:

- limit our flexibility in planning for the development and marketing of our products;
- place us at a competitive disadvantage compared to any of our competitors that are less leveraged than we are;
- increase our vulnerability to both general and industry-specific adverse economic conditions; and
- limit our ability to borrow additional funds or to raise additional equity capital.

The addition of more debt to our current debt levels could make it more difficult for us to repay the existing notes and would intensify the leverage-related risks that we now face.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in our services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with members and third parties, and protective contractual provisions. The Company also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite its efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or technology, obtain and use information, marks, or technology that the Company regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, the Company's competitive position could be weakened.

Effectively policing the unauthorized use of its products and technology is time-consuming and costly, and the steps taken by the Company may not prevent misappropriation of its technology or other proprietary assets. The efforts the Company has taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its products, use similar marks or domain names, or obtain and use information, marks, or technology that the Company regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect its trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Our business could be materially and adversely impacted by risks inherent in international markets. We intend to sell our products to customers outside the U.S. International sales subject us to inherent risks related to changes in the economic, political, legal and business environments in the foreign countries in which we are able to do business, including the following:

- fluctuations in currency exchange rates;
- regulatory and product approval requirements;
- tariffs and other trade barriers;
- greater difficulty in accounts receivable collection and longer collection periods;
- difficulties and costs of managing foreign distributors;
- reduced protection for intellectual property rights in some countries;
- burdens of complying with a wide variety of foreign laws;
- the impact of recessions in economies outside the U.S.;
- political and economic instability; and
- U.S. export regulatory restrictions.

If we fail to successfully market and sell our products in international markets, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The Company's international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions. Because of its intent to target international markets, the Company will have exposure to currency exchange rate fluctuations, primarily the Canadian dollar, Euro, Indian Rupee and Chinese Yuan, related to buying, manufacturing, selling and financing aspects of Company's business in currencies other than the local currencies of the countries in which the Company operates. At present, the Company has not implemented any measures to reduce the effect of currency exchange rate fluctuations and other risks of future global operations. The Company cannot, therefore, provide assurance that currency exchange rate fluctuations will not otherwise have a material adverse effect on the Company's financial condition or results of operations.

The Company's potential cross-border operations will require it to comply with anti-corruption laws and regulations of the U.S. government and various non-U.S. jurisdictions. In addition to the risks set forth above, future business in multiple countries may require the Company to comply with U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, or the "FCPA." The FCPA prohibits U.S. companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of future business, the Company may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between the Company and any such foreign official could expose the Company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between the Company and a private third-party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures.

The Company's industry could be subject to increased global regulatory oversight. The energy industry, and in particular, the wind energy industry, could be subject to increased global regulatory oversight. Changing regulatory policies and other actions by governments and third parties in the countries in which the Company may ultimately operate with respect to curtailment of electricity generation, compliance, electricity grid management restrictions, interconnection rules and transmission may all have the effect of limiting the revenues from, and increasing the operating costs of, the Company's product deployments which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's projects may rely on interconnections to transmission lines and other transmission facilities that are owned and operated by third parties. Some deployments of the Company's products may depend upon interconnection to electric transmission lines owned and operated by regulated utilities to deliver the electricity generated by the Company's wind turbines. In some grid-connected applications of the Company's product, generation of electricity may be curtailed without compensation to the Company's customers due to transmission limitations or limitations on the electricity grid's ability to accommodate intermittent electricity generating sources. Such occurrences may reduce the Company's customers' ability to capitalize fully on a particular project's potential, thereby making the Company's products less attractive to its target customers and markets.

Operational problems and natural events may cause electricity generation to fall below expectations. The ability of the Company's products to generate electricity is dependent upon an ability to maintain the working order of its wind turbines in accordance with any future warranty requirements. A natural disaster, severe weather, accident, failure of major equipment, shortage of or inability to acquire critical replacement or spare parts, could damage or require our wind turbines to be shut down and/or cause our turbines to fail to fulfill any warranty obligations that may be in effect. In addition, replacement and spare parts for wind turbines and key pieces of electrical equipment may be difficult or costly to acquire or may be difficult or costly to install in a timely manner at remote customer sites. In addition, climate change may have the long-term effect of changing wind patterns at customer sites. Changing wind patterns could cause changes in expected electricity generation. These events could also degrade equipment or components at accelerated and not anticipated rates requiring unplanned maintenance costs.

We are very dependent on our management and key personnel for our success. Our success will depend, in part, upon our ability to attract and retain additional skilled personnel, which may require substantial additional funds. Competition for employees in our industry is intense. There can be no assurance that we will be able to find and attract additional qualified employees or retain any such personnel. Our inability to hire qualified personnel, the loss of services of our key personnel, or the loss of services of executive officers, such as Vincent Loccisano, our Chief Executive Officer, member of our Board of Managers and founder, and Charles Karustis, our Chief Development officer and long-term industry participant.

All decisions with respect to our management will be made by our Board of Managers and officers. You will have no right or power to take part in our management and will have no effective means of influencing day to day actions of our Board of Managers or our officers in the conduct of our affairs. Accordingly, no Securities should be purchased by you unless you are willing to entrust all aspects of our management to our Board of Managers and our officers.

The Company may be obligated to provide royalty payments under an asset purchase agreement with Ogin, Inc. Pursuant to the transaction with Ogin, Inc., the Company purchased certain assets consisted of a mix of historical testing data and test equipment. In addition the a payment of $40,000 at closing, the Company is obligated to pay an ongoing fee (payable by quarterly, starting on March 31, 2018 and reconciled annually no later than the last day of December of each year thereafter) in the amount equal to 2% of any revenues generated from any of the Company's products/projects that utilize any of Ogin, Inc.'s intellectual property rights and interests in the purchased wind-turbine assets. The royalty payments are capped at an aggregate of $500,000.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note in this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 59.42% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder

NAME	TYPE
Financials (3 files)	Folder
Fundraising Round (1 file)	Folder
Investor Agreements (2 files)	Folder
Miscellaneous (4 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Halo Energy

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Halo Energy. Once Halo Energy accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Halo Energy in exchange for your securities. At that point, you will be a proud owner in Halo Energy.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Halo Energy has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Halo Energy does not plan to list these securities on a national exchange or another secondary market. At some point Halo Energy may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Halo Energy either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Halo Energy's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Halo Energy's Form C. The Form C includes important details about Halo Energy's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck


halo
ENERGY
February 2019



halo ENERGY

DISCLAIMER: This presentation contains offering materials prepared solely by Halo Energy without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

EXECUTIVE SUMMARY

- ✓ Technology estimated to **produce more than two times the energy** of a similarly-sized, conventional micro-wind turbine*
- ✓ Purchase order received for **one commercial Halo turbine** and five more committed.
- ✓ Established cost model with manufacturing quotes enabling a **>50% profit margin per unit** on initial commercial units
- ✓ **Unlocking market** for distributed wind, making it broadly viable, much like solar**



Telecom



Rooftop



Military Outpost



Street Lighting



EV Charging

halo ENERGY

*This statement represents the Company's research on a competitor's conventional product based on third-party reports and assumes the same wind speed (above 3m/s). Additional assumptions may have been applied. **The images are mock-ups for illustrative purposes only. This slide represents management's opinions and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

PROPRIETARY DESIGN YIELDS LOW COST OF ELECTRICITY

Dual cambered shroud accelerates air-flow

Comprehensive pending patent portfolio*

2X the power of conventional turbines of the same size**



Designed for low-cost manufacturing

Easily scalable across turbine sizes and markets

Simplified installation on existing structures

Barrier to Entry: Halo's foundational licensed technology is a product of Ogin's proprietary 8-year, $200M R&D program

halo ENERGY

*Halo Energy filed provisional patent applications that they wish to convert to utility patent applications by its mid-March deadline. The CEO is currently named as the inventor and is in the process of drafting an assignment agreement with the Company. **This statement represents the Company's research on a competitor's conventional product based on third-party reports and assumes the same wind speed (above 3m/s). Additional assumptions may have been applied. This slide represents management's opinions and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

HALO'S PROPRIETARY MIXER / EJECTOR TECHNOLOGY

Mixing Vortex of Slow and Fast Air:

- Draws more air flow through rotor plane
- Mixing vortex and lower back pressure accelerates air through the mixer and increases rotor speed



Mixer Shroud
Mixing of air creates lower pressure downwind of turbine
Ejector Shroud
Air pulled through rotor plane

halo ENERGY

FIELD-TESTED AND PERFORMANCE VALIDATED



Image of Halo Prototype in Salisbury, MA



Power vs. Windspeed
Power (Watts)
7000
6000
5000
4000
3000
2000
1000
0
1.000
3.000
5.000
7.000
9.000
11.000
13.000
15.000
17.000
WindSpeed (m/s)
Halo 3.7
Skystream 3.7

Measured performance of Prototype in Salisbury, MA

halo ENERGY

This slide represents the Company's research on a competitor's conventional product based on third-party reports. This slide represents management's research and validation and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

INTELLECTUAL PROPERTY

- ✓ Acquired license to Ogin's technology*, which includes a revenue share of 2% (capped at 500K) for those aspects of Halo's technology using the licensed technology
- ✓ Halo has filed provisional patent applications** for its enabling solution for small-scale wind:
  - ✓ Optimized Shrouded fluid turbine blade design methods, system and apparatus
  - ✓ Fluid turbine shroud design method
  - ✓ Optimized fluid turbine shroud design system
  - ✓ Coanda ejector fluid turbine with high thrust coefficient rotor design
  - ✓ Dynamic amplification control of ducted turbines
  - ✓ Micro element flow control
  - ✓ Annular airfoil fluid turbine with stall strips for suction peak mitigation
  - ✓ Passive-pitching rotor blade airfoils for use in a shroud fluid turbine
- ✓ Intellectual Property protection targeting all "fluid turbine" uses (i.e. water, wind, generation and propulsion)
  - ✓ It is this proprietary design system that is the basis for Halo's competitive advantage and alternative business opportunities
- ✓ Halo holds aspects of its proprietary design system as a trade secret

halo ENERGY

*Includes physical test equipment and raw data. Halo Energy believes that it is not using either of these in its current product. However, the revenue share may come into play in the future should the Company design and build a different product that uses some of the purchased assets. See additional information in the Q&A section of the profile page. **Halo Energy filed provisional patent applications that they wish to convert to utility patent applications by its mid-March deadline. The CEO is currently named as the inventor and is in the process of drafting an assignment agreement with the Company.

OFF-GRID TELECOMMUNICATION TOWERS – INITIAL TARGET MARKET



1. Consume 5B gallons diesel per year; emit 45M tons of CO_2
2. $19B Projected annual cost of diesel generation for telecom towers by 2020
3. Regular refueling is costly and challenging for remote sites
4. Tower's all-in cost of diesel generation can rise up to $2.21/kWh!

halo ENERGY

These statements represent management's opinions based on third-party research. They do not represent guarantees of future results, levels of activity, performance, or achievements.

LOW-COST ALTERNATIVE TO DIESEL POWER



$14,000 Unit Price
Mounting to telecom tower eliminates the need for expensive towers and foundations

Estimated Payback: ~3 Years*
Remote, diesel-powered sites with sufficient winds

Designed for the Market Need
Generates ~13,000 kWh at 6.25m/s avg. wind speed**

Low Cost of Electricity
Lower levelized cost of electricity

Sustainable Growth
Designed to displace diesel and CO_2

Easy Installation
Identical dimensions to existing microwave antenna

halo ENERGY

*The came from an ROI model the company built with various assumptions for a case study in India based on third-party research. The ROI model can be found here: https://www.seedinvest.com/halo.energy/seed/dataroom. **These statements represent management's estimates and are meant for illustrative purposes. ***The image above is a mock-up for illustrative purposes only. This slide represents guarantees of future results, levels of activity, performance, or achievements.

$2.8B TARGET MARKET



1.2M Off-Grid Towers
200k Suitable Towers (3-Yr Payback)
14k Prime Towers (1-Yr Payback)
4k Optimal Towers (6-Mo Payback)
Off-Grid Market
$2.8B TARGET Market
$200M Pinpoint Market
$60M Foothold Market

The total number of off-grid and bad-grid telecom towers in the world is expected to reach 1.2 million by 2020 based on GSMA's research. Of the 1.2 million off-grid towers, we estimate that ~200K are suitable towers for Halo Energy's product. Given that our units are priced at $14K, we estimate that the target market for us is $2.8B. These statements represent management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

halo ENERGY

HALO'S PAYBACK PERIOD CAN BE AS LOW AS 6 MONTHS



$1.75
$1.50
$0.20
Cost of Electricity ($/kWh)
Location: Kenya
On/Off-Grid: Off-Grid
Cost of Electricity: $1.50/kWh
Wind Speed: 5.5 m/s
Customer Payback 1.25 yrs
Location: India
On/Off-Grid: Off-Grid
Cost of Electricity: $1.75/kWh
Wind Speed: 7.5 m/s
Customer Payback 6 months
Location: California
On/Off-Grid: On-Grid
Cost of Electricity: $0.20/kWh
Wind Speed: 9.0 m/s
Customer Payback 3.81 yrs
5.5
7.5
9.0
Wind Speed (m/s)
Fastest Payback
Longest Payback

*This is based on an ROI model the company built for a few case studies with various assumptions. The case studies can be found here: https://www.seedinvest.com/halo.energy/seed/dataroom. This slide represents management's opinions. It does not represent guarantees of future results, levels of activity, performance, or achievements.

PAYBACK COMPARED TO ALTERNATIVES

	HALO-3.7	Bergey, Excel 6	Solar PV	Diesel
				
Tower or Ground Mounted	Tower	Ground	Ground	Ground
Rated Capacity	6.0kW	5.5kW	6.0kW	5.0 kW
Turbine Diameter	3.7 meters	6.2 meters	n/a	n/a
Annual Energy Produced (AEP)[1]	15,219 kWh	17,000 kWh	9,500 kWh	13,140 kWh
Installed Cost[2]	$15,500	$52,000	$12,000	$7,500
Annual Offset Diesel Cost	$16,868	$18,840	$10,240	n/a
Levelized Cost of Energy	6.70 c/kWh	16.60 c/kWh	11.00 c/kWh	176.00 c/kWh
Payback Period	11 months	3.0 yrs	1.2 yrs	n/a

(1) Diesel AEP assumes 30% capacity. Solar AEP based on 5 hours per day at 90% efficiency. Wind AEPs based on 7 m/s avg. wind speed
(2) Installed costs do not include battery storage & EPC

Note: thousands of Bergey turbines have been installed at telecom sites globally despite their high capex requirement

halo ENERGY

*The payback period calculation is based on an ROI model the company built for a few case studies with various assumptions. The ROI model can be found here: https://www.seedinvest.com/halo.energy/seed/dataroom. This slide represents management's research and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

2019 COMMERCIAL PRODUCT PIPELINE


Arctic Ocean
Atlantic Ocean
Pacific Ocean
Pacific
Sources: Esri, HERE, DeLorme, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Ka
Esri Japan, METI, Esri China (Hong Kong), swisstopo, MapmyIndia, © OpenStreetMap contributors, and the GIS User
MapmyIndia, DeLorme, METI/NASA

Fairbanks, AK (Executed Purchase Order)
DRS Global Enterprise Solutions (a wholly-owned subsidiary of Leonardo DRS) will install Halo turbine at their Murphy Dome site in Q2 2019

Ottawa, Canada
Hyperion Energy developing microgrid system for Algonquin College in Ottawa, Canada

Arlington, MA
Rooftop installation on Arlington public school with integration into school district's STEM curriculum

Coastal Region, Pakistan
Reon Energy Solutions considering Halo turbines for installations at several off-grid telecom towers along coastal highway

Myanmar
Voltalia is considering Halo turbines for Myanmar's new telecom tower initiative

Malaysia
edotco discussing a proof-of-concept project with Halo

California (Five in commitment)
Coachillin' Canna-Business Park has committed 5 turbines initially and is planning for more turbines overall to provide energy for their 160-acre sustainable cannabis cultivation, manufacturing, processing, laboratory testing, distribution, and touring / education facilities

Guyana
The MER Group has requested one Halo turbine to deploy as part of its hybrid renewable energy solution for a cell tower in Guyana

Accra, Ghana
Helios Towers investigating proof-of-concept project at their McCarthy Hill tower, located outside of downtown Accra

Australia
Vertiv considering Halo turbines for cell towers in Australia

halo ENERGY

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

POTENTIAL CUSTOMERS AND STRATEGIC PARTNERS

Name	Type	Description	Stage of Discussion
DRS Global Enterprise Solutions (a wholly-owned subsidiary of Leonardo DRS)	Customer	Multinational defense and telecom company that owns 2nd largest network of microwave towers in Alaska; looking to deploy 18 additional Halo turbines once first turbine achieves performance milestones	Signed purchase order for installation of Halo turbine at their Murphy Dome site in Fairbanks, AK in Q2 2019
Coachillin Holdings	Potential Customer	Developer of California's largest industrial cannabis facility. Desires to generate energy onsite using solar and micro wind and has identified locations for several hundred Halo turbines	Finalizing engineering drawings for installation of 5 Halo turbines in Q2 2019
Shenzhen Valley Ventures	Manufacturing Partner	Venture investor and manufacturing partner for early-stage hardware companies	Completed Design-for-Manufacturing; in production of first 10 commercial units
Reon Energy Solutions	Target Customer	Provider of hybrid renewable energy solutions for telecom companies in Pakistan	Investigating halo turbines for 4 telecom towers along coastal highway

halo ENERGY

This table reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This table is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

STRATEGIC PARTNERS (cont'd)

Name	Type	Description	Stage of Discussion
MER Group	Target Distribution Partner	Multinational company providing tower design, construction, management, and energy services to the telecom tower industry in the Caribbean, South America, Europe, Africa, and Asia	Conducting engineering review of Halo turbine for its cell tower hybrid energy solution in Guyana
Hyperion Energy	Target Distribution Partner	Energy service company focused on developing renewable energy microgrids for commercial & industrial customers as well as remote, off-grid communities throughout Canada	Expressed strong interest
Helios Towers	Target Customer	Owner of over 6,000 telecom towers in Africa; has provided Halo with 850+ tower sites in Ghana to determine Halo turbine feasibility	Investigating proof-of-concept project in Accra, Ghana
edotco	Target Customer	Owner of over 29,000 cell towers throughout Asia	Considering proof-of-concept project
Vertiv	Target Customer	Hybrid energy solutions provider considering Halo turbines for telecom towers in Australia	Considering proof-of-concept project
Voltalia	Target Customer	Hybrid energy solutions provider considering Halo turbines for Myanmar's new telecom tower initiative	Considering proof-of-concept project

halo ENERGY

This table reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This table is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Coachillin’ Canna – Business Park

Desert Hot Springs, CA

- ✓ The 160-acre Coachillin’ Canna – Business Park will be the first & largest cooperative canna-business compound of its kind
- ✓ Energy requirement will be ~ 80 megawatts at full build-out
- ✓ Park will utilize onsite wind, solar, and conventional energy generation to offset a portion of energy needs
- ✓ Coachillin’ has committed **5 Halo turbines in Q2 2019** as “proof-of-concept

halo ENERGY

This slide reflects management’s current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

COACHILLIN’

2018 PRODUCT DEVELOPMENT PROGRESS

- ✓ **Executed Contract** with Shenzhen Valley Ventures (SVV), full-service engineering, design-for-manufacturing (DFM) and contract manufacturing consortium
- ✓ SVV will produce **10 commercial turbines** for Q2 2019 deployment
- ✓ SVV's firm quote **confirms Halo's >50% profit margin per unit at launch**
- ✓ SVV will **test and validate** turbine performance and integrity prior to customer delivery
- ✓ SVV's contract manufacturing business is capable of **scaling to meet market demand** in a capital efficient manner

halo ENERGY

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SCHEDULE OF MILESTONES



Initial Proof-of-Concept Achieved
Validation Phase
Design & Manufacturing Phase
Commercialization Phase
June 2017
Halo Energy Formed
Sept 2017
Closed $300k Seed Funding (Angels)
Nov 2017
Entered into license agreement to Ogin IP
Dec 2017
Completed prototype unit
Jan 2018
Tested prototype performance
Aug 2018
Commenced Design for Manufacturing initiative
Dec 2018
Complete Design for Manufacturing
Apr 2019
Commence proof-of-concept deployments
May 2019
Close Financing
Jun 2019
Finalize setup w/ contract manufacturer
Jul 2019
Begin commercial deployments
Dec 2019
Hit $1M of Revenue

halo ENERGY

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SERIES A PRO FORMA

Halo's target is to reach cash-flow breakeven in less than two years via its beachhead telecom market



Series A Sales & EBITDA Forecast
$ in '000s
$200,000
$150,000
$100,000
$50,000
-
($50,000)
Revenue
EBITDA
2H 2019
2020
2021
2022
2023
2024
2025

Series A Pro-Forma ($ in '000 except per unit data)

	2H 2019	2020	2021	2022	2023	2024	2025
Volume (Units):							
Orders	198	1,156	2,940	6,788	9,242	11,234	13,656
Installations	99	847	2,352	5,742	8,802	10,699	13,005
% of TAM (cumulative penetration)	0.0%	0.5%	1.6%	4.5%	8.9%	14.3%	20.8%
Pro-Forma:							
Units Installed	99	847	2,352	5,742	8,802	10,699	13,005
Avg. Sales Price ($/unit)	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000	$14,000
Revenue	$1,386	$11,858	$32,928	$80,388	$123,228	$149,786	$182,070
COGS	$823	$6,215	$16,464	$40,194	$61,614	$74,893	$91,035
Gross Margin	$528	$5,346	$16,295	$40,194	$61,614	$74,893	$91,035
EBITDA	($1,261)	$1,968	$11,796	$32,973	$52,030	$63,229	$78,000
Unlevered Free Cash Flow	**($2,300)**	**($1,125)**	**$3,555**	**$16,357**	**$36,588**	**$43,962**	**$53,511**

halo ENERGY

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

LEADERSHIP TEAM



Vin Loccisano
CEO & Co-Founder

Prior Experience: Ogin, Schlumberger, Porsche, Ferrari, and multiple founder roles and exits

Expertise: Legal, IP law, mechanical engineering, manufacturing, rapid product development, mergers and acquisitions, management

Education: J.D. Suffolk University, MBA Rotterdam School of Management, B.S. ME Lehigh University



Oliver Foley
CFO & Co-Founder

Prior Experience: Ogin, Five Mile Capital Partners, Capstone Advisory Group, Morgan Stanley

Expertise: Corporate finance, renewable project finance, M&A, private equity

Education: MBA Tuck School of Business at Dartmouth, B.A. Davidson College



Charlie Karustis
Head of Business Development

Prior Experience: Ogin, Tetra Tech, Iberdrola Renewables, Third Planet Windpower

Expertise: sales, project development, environmental engineering

Education: B.S. Boston College

The Company does not currently have employment contracts with its employees. Oliver is working part-time as he is also currently employed by a digital sales company.

ADVISORS



Dr. Mike Werle
Technical Advisor and Board Member

Prior Experience: United Technologies, President Connecticut Board of Governors, President of the Connecticut Academy of Science and Engineering, Professor of Engineering University of Cincinnati and Virginia Polytechnic Institute
Expertise: Fellow of the American Institute of Aeronautics and Astronautics



John Kawola
Advisor

Prior Experience: Ultimaker, Harvest Automation, Z Corporation

Expertise: Hardware/software/materials experience in additive manufacturing, robotics and automation.

Education: BS Cornell University, MS Rensselaer, MBA Union College